Exhibit (a)(6)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM

AUSTRALIA, CANADA OR JAPAN

31 May 2007

Scottish Power plc

Repurchase Offer for B Shares

Further to the announcement on 30 May 2007 in relation to the repurchase offer (the “Second Repurchase Offer”) to be made by Morgan Stanley Securities Limited (“Morgan Stanley”) on behalf of Scottish Power plc (“ScottishPower”) for ScottishPower non-cumulative preference shares (“B Shares”), ScottishPower announces that valid elections to accept the Second Repurchase Offer were received in relation to 5,315,091 B Shares (41 per cent. of issued B Shares).

Accordingly, those B Shares were repurchased on 30 May 2007. All B Shares repurchased pursuant to the Second Repurchase Offer will be cancelled by ScottishPower. As a result of the Second Repurchase Offer there will be 7,568,953 B Shares outstanding.

Any queries in relation to the Second Repurchase Offer should be directed to Lloyds TSB Registrars on 0870 600 3999.

Enquiries:

ScottishPower

Investors

Peter Durman	+44 141 636 4527

Media

Colin McSeveny	+44 141 636 4515

Morgan Stanley

Jon Bathard-Smith	+44 20 7425 8000

Morgan Stanley is acting for ScottishPower in relation to the Second Repurchase Offer described in this announcement and no one else, and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for advising any other person in relation to the Second Repurchase Offer.

The Second Repurchase Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan, and the Second Repurchase Offer cannot be accepted from within Canada, Australia or Japan.